Exhibit 99.1

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Press release

Stockholm
August 27, 2026

Boliden to acquire controlling stake in Nexa Resources

Boliden AB (“Boliden”) and Votorantim S.A. (“Votorantim”) have entered into a definitive agreement (the “Transaction”) pursuant to which Boliden will acquire all of Votorantim’s shares in Nexa Resources S.A. (“Nexa”). Under the terms of the Transaction, Votorantim will receive 0.250x newly issued Boliden shares for each of its Nexa shares resulting in Boliden becoming owner of 64.68% of the total number of shares and votes in Nexa, and Votorantim becoming owner of approximately 7.0% of the total number of shares and votes in Boliden.1 Closing of the Transaction (“Closing”) is subject to certain conditions, including approval by Boliden’s shareholders at an extraordinary general meeting (“EGM”) and receipt of regulatory approvals. Following Closing, Boliden has agreed with Nexa to launch a voluntary tender offer (“VTO”) to purchase for cash any Nexa shares not acquired through the Transaction.

“In addition to positioning Boliden as one of the leading zinc providers in the world, the transaction will reinforce our standing as a globally important base metal producer and bring a healthy addition to our precious metal business with a large increase to our output of silver in concentrate. Furthermore, Boliden’s and Nexa’s combined project portfolio will be highly attractive and present a solid foundation for future growth. Also, I am very confident that entering two highly attractive mining and smelting jurisdictions in Latin America together with an experienced partner, who will also become a significant Boliden owner, will bring benefits to internal and external stakeholders both short-term and long-term”, commented Mikael Staffas, President and CEO, Boliden.

1 Based on 85,655,128 Nexa shares held by Votorantim and 132,438,611 Nexa shares issued and outstanding as of August 26, 2026.

Metals for generations to come

Boliden’s vision is to be the most climate-friendly and respected metal provider in the world. We are Europe’s producer of sustainable metals and, guided by our values care, courage and responsibility, we operate within exploration, mines, smelters and recycling. We are around 8,000 employees and have annual revenues of approximately SEK 90 billion. The share is listed in the Large Cap segment of NASDAQ Stockholm.

www.boliden.com

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Summary of the Transaction
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Boliden will become the majority shareholder in Nexa, a zinc and silver producer with operations in Brazil and Peru, expanding Boliden’s position as one of the global leaders in zinc mining and smelting, and reinforcing Boliden’s standing within both base and precious metals.

•	The Transaction enhances Boliden’s growth profile and expands its presence into two highly prolific mining jurisdictions in Latin America.

•	The Transaction will create a geographically diversified and resilient base and precious metal business with significant scale and growth upside.

•
The exchange ratio of 0.250x implies consideration to Votorantim of USD 15.29 per Nexa share[2], representing a 14.2% premium to the 20-day volume weighted average price (“VWAP”) of Nexa shares as of July 1, 2026, the last unaffected trading day[3] of the Nexa share on the New York Stock Exchange (“NYSE”) and a 6.5% premium to the 20-day VWAP of the Nexa share on August 26, 2026 on the NYSE. The total implied consideration for the Transaction is USD 1,310 m.[4]

•
The Transaction implies a total equity value of Nexa of approximately USD 2,025 m (equivalent to approximately SEK 19,296 m) and an enterprise value of approximately USD 3,666 m5 (equivalent to approximately SEK 34,940 m), on a 100% basis.

•
Votorantim, one of Latin America’s largest investment holding companies, will receive 21.4 million newly issued Boliden shares as consideration, corresponding to approximately 7.0% of the shares and votes in Boliden.[6]

•	Payment in Boliden shares (as opposed to cash consideration) preserves the strength of Boliden’s balance sheet and is expected to be immediately accretive to Boliden’s earnings per share (“EPS”).[7]

•	Votorantim is prepared to be an active shareholder in Boliden, with representation on Boliden’s Board of Directors.

•	In connection with the Transaction, Boliden and Nexa have entered into an agreement which will provide Boliden with certain customary governance rights following Closing.

•
Closing is subject to certain conditions, including approvals by Boliden’s shareholders at an EGM, and receipt of regulatory approvals, and is currently expected to take place during the first quarter of 2027.

•
Nexa’s shares are currently listed on NYSE with 35.32% held by minority investors. Following Closing, Boliden has agreed with Nexa to launch a VTO to purchase any Nexa shares not acquired through the Transaction at a cash price determined by reference to the fixed exchange ratio agreed with Votorantim for the Transaction and the 20-day VWAP of Boliden’s shares on Nasdaq Stockholm prior to Closing.

2 Based on the closing price of Boliden shares on Nasdaq Stockholm of SEK 583.40 per share on August 26, 2026, and spot USD to SEK exchange rate of 9.54 on August 26, 2026.
3 On July 2, 2026, Nexa’s share price experienced a significant increase due to a market leak stating discussions on Boliden acquiring Votorantim’s entire holding in Nexa.
4 Calculated as implied Nexa price (based on the exchange ratio in the Transaction) multiplied by 85,655,128 Nexa shares held by Votorantim.
5 Based on Nexa’s reported net debt of USD 1,336 m and non-controlling interest of USD 306 m as of June 30, 2026.
6 Based on 21.4 million Boliden shares to be issued to Votorantim at Closing and 284.2 million Boliden shares issued and outstanding as of August 26, 2026.
7 2026E; based on Nexa broker consensus, Boliden estimates and 7.0% share dilution.

Metals for generations to come

Boliden’s vision is to be the most climate-friendly and respected metal provider in the world. We are Europe’s producer of sustainable metals and, guided by our values care, courage and responsibility, we operate within exploration, mines, smelters and recycling. We are around 8,000 employees and have annual revenues of approximately SEK 90 billion. The share is listed in the Large Cap segment of NASDAQ Stockholm.

www.boliden.com

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Boliden’s rationale for the Transaction and financial effects
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An excellent fit and growth opportunity in Latin America: Boliden’s strong European experience coupled with Nexa’s notable Latin American operations are expected to create a strong zinc business with a significant silver component that leverages local know-how and operational excellence in attractive mining jurisdictions. As a large, long-term shareholder of Boliden, Votorantim, one of Latin America’s largest investment holding companies, will provide valuable regional experience.

•
Creation of a geographically diversified, resilient, and growth-oriented business: Boliden will combine its European base and precious metals mining and smelting operations with Nexa’s Latin American assets. Boliden’s century-long track-record combined with Nexa’s 65+ year history of regional expertise provides a proven foundation for future sustainable and long-term value creation, underpinned by unwavering commitment to safe and responsible business practices. The Transaction allows Boliden to leverage its long-standing technical expertise and operational excellence in unlocking additional value from Nexa’s growth pipeline.

•	Accretive for Boliden’s shareholders: The Transaction is expected to be immediately accretive to Boliden’s earnings per share and contributes >8% to EPS.[8]

Following Closing, Boliden (including through Nexa) will operate a portfolio of 12 mining units and 8 smelter units across Europe and Latin America. Subject to receipt of all regulatory approvals, the Transaction is expected to lead to a significant increase in Boliden’s production of finished metals as well as metals in concentrate.

Nexa will be fully consolidated in Boliden’s financial statements from Closing, with the remaining minority Nexa shares recognized as non-controlling interest in Boliden’s financial statements. In the twelve-month period ending June 30, 2026, Boliden and Nexa had a combined consolidated revenue of approximately SEK 136 billion, and EBITDA of approximately SEK 38 billion.9 As of June 30, 2026, Boliden reported a net debt-to-equity ratio of 24%. Assuming that the Transaction would have been closed as of June 30, 2026, Boliden’s combined consolidated net debt-to-equity would have been approximately 33%.10

Boliden’s dividend policy and financial targets remain unchanged following the Transaction.

Conditions to Closing
Closing is conditional on Boliden’s shareholders authorizing Boliden’s Board of Directors to issue the consideration shares to Votorantim (to be implemented by way of an issue-in-kind). Boliden’s Board of Directors intends to convene an EGM for this purpose. Approval of the issue authorization requires support by Boliden shareholders representing a simple majority of votes cast at the EGM. Through the issuance of the consideration shares in the Transaction, the number of shares in Boliden will increase from 284,225,454 to 305,639,236, representing a dilutive effect of approximately 7.0%. Under the transaction agreement, Votorantim has the right to propose a representative for election to Boliden’s Board of Directors, with such appointment subject to the terms of the transaction agreement with effect from Closing and subject to receipt of approval under the Swedish FDI Act (Sw. lagen om granskning av utländska direktinvesteringar).

8 2026E; based on Nexa broker consensus, Boliden estimates and 7.0% share dilution.
9 Assumes full consolidation of Nexa’s earnings according to IFRS; Based on an average rolling 12 months USD to SEK exchange rate of 9.36 on June 30, 2026.
10 Combined net debt to equity ratio defined and calculated as the sum of Boliden current net debt plus Nexa current net debt divided by Boliden’s current book value of equity plus Nexa implied equity value (on a 100% basis) as of June 30, 2026. This assumes full consolidation of Nexa’s net debt position according to IFRS.

Metals for generations to come

Boliden’s vision is to be the most climate-friendly and respected metal provider in the world. We are Europe’s producer of sustainable metals and, guided by our values care, courage and responsibility, we operate within exploration, mines, smelters and recycling. We are around 8,000 employees and have annual revenues of approximately SEK 90 billion. The share is listed in the Large Cap segment of NASDAQ Stockholm.

www.boliden.com

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Closing is also conditional upon approval by Nexa’s EGM for appointment of a new Nexa Board of Directors. Following Closing, Boliden currently expects that Nexa would have a Board of seven Directors, of which four Directors would be affiliated with Boliden.

Closing is also subject to competition and other regulatory approvals, as well as other customary closing conditions.

Boliden currently expects that the Transaction will close during the first quarter of 2027.

Financing for the Transaction
Boliden has secured a fully committed bridge financing facility totalling USD 2.0 billion in support of the Transaction. The facility provides funding flexibility to address potential financing requirements of the VTO for the remaining Nexa shares, potential financing requirements of the mandatory tender offers for shares in certain of Nexa’s Peruvian subsidiaries, and to pro rata fund potential refinancing requirements within Nexa. Boliden expects to determine the appropriate long-term financing structure following Closing.

Post-Closing Nexa governance matters
Boliden and Nexa have entered into an agreement, to become effective as of Closing, governing the rights of Boliden as a controlling shareholder of Nexa, including customary governance, shareholder rights arrangements and rights for SEC registration of share resales. The agreement also obligates Boliden to commence the VTO following Closing (as further described below). In addition, Boliden has agreed, subject to certain exceptions, that additional acquisitions of Nexa shares or facilitation of Nexa change of control transactions for a period of three years after Closing requires the consent of an independent and disinterested committee of the Nexa Board of Directors.

Following Closing, Nexa will continue to exist as a separate legal entity organized under the laws of Luxembourg. Nexa’s shares are and will continue to be listed on the NYSE and Nexa will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Nexa is a foreign private issuer (as defined under the U.S. Exchange Act) and is therefore exempt from certain reporting and listing requirements that would apply to U.S. domestic companies. Nexa also relies on the controlled company exception under the NYSE listing rules, and is expected to continue to do so following Closing.

Boliden will govern Nexa through Nexa’s Board of Directors and existing Nexa management is expected to largely remain in place. Nexa will be reported by Boliden as a separate segment.

Metals for generations to come

Boliden’s vision is to be the most climate-friendly and respected metal provider in the world. We are Europe’s producer of sustainable metals and, guided by our values care, courage and responsibility, we operate within exploration, mines, smelters and recycling. We are around 8,000 employees and have annual revenues of approximately SEK 90 billion. The share is listed in the Large Cap segment of NASDAQ Stockholm.

www.boliden.com

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Post-Closing lock-up undertaking of Votorantim
Votorantim has agreed that a portion of the Boliden shares it receives at Closing would be subject to certain lock-up restrictions.

Subject to certain conditions, 25% of the Boliden shares received by Votorantim at Closing would be subject to one-year lock-up, an additional 25% subject to two-year lock-up and an additional 25% subject to three-year lock-up. These lock-up restrictions will terminate in the event that Mikael Staffas ceases to serve as Boliden’s Chief Executive Officer, Karl-Henrik Sundström ceases to serve as Chairman of Boliden’s Board of Directors or in certain circumstances, including where Votorantim’s board representative is removed from or not re-elected to Boliden’s Board of Directors.

25% of the Boliden shares received by Votorantim at Closing would not be subject to any lock-up restrictions.

Post-closing VTO for Nexa’s shares
Within 30 days after Closing, or within 60 days after Closing under certain circumstances, Boliden has agreed with Nexa that Boliden (or its subsidiaries) will take all lawful actions to commence a VTO to purchase for cash any of Nexa’s shares not acquired through the Transaction. The VTO price will be based on the per share value implied by Transaction’s exchange ratio of 0.250x and the 20-day VWAP of Boliden’s shares on Nasdaq Stockholm prior to Closing.

Post-Closing mandatory tender offers in Peru
Following Closing, Boliden (or its subsidiaries) will commence mandatory tender offers (“MTO”) for the remaining shares in certain of Nexa’s subsidiaries, listed in Peru, as required under Peruvian regulations. The price offered to these minority shareholders in the MTOs will be determined in accordance with applicable Peruvian regulations. Boliden expects that the MTOs will commence within six months of Closing.

Advisors
RBC Capital Markets LLC is acting as lead financial advisor to Boliden in connection with the Transaction.

Additionally, SEB Corporate Finance, Evercore and JP Morgan are acting as financial advisors to Boliden. Financing for the Transaction has been arranged by Danske Bank and ING. Sullivan & Cromwell LLP, Mannheimer Swartling Advokatbyrå AB, Arendt & Medernach SA, are serving as legal counsel to Boliden.

Transaction conference call August 27, 2026, at 09:30 (CEST)
In light of the above, a press and analyst conference will be held Thursday, August 27, at 09:30 CEST, and can be followed via webcast and telephone. The conference will be led by Boliden’s President and CEO Mikael Staffas, and Executive Vice President and CFO Håkan Gabrielsson.

To participate in the webcast, please use the link below:

https://boliden.videosync.fi/2026-08-27-webcast

To participate in the telephone conference, please register 5 minutes before the opening of the conference via the link below. After the registration you will be provided with phone number and a conference ID to access the conference. If you wish to ask a question, please dial *5 on your telephone keypad to enter the queue.

Metals for generations to come

Boliden’s vision is to be the most climate-friendly and respected metal provider in the world. We are Europe’s producer of sustainable metals and, guided by our values care, courage and responsibility, we operate within exploration, mines, smelters and recycling. We are around 8,000 employees and have annual revenues of approximately SEK 90 billion. The share is listed in the Large Cap segment of NASDAQ Stockholm.

www.boliden.com

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https://service.flikmedia.se/teleconference/?id=5009350

After the call, presentation material and the recorded webcast will be available on our website www.boliden.com

For further information, please contact:

Klas Nilsson
Director Group Communications
+46 70 453 65 88
Klas.Nilsson@boliden.com

This information is information that Boliden AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of contact person above, at 07:00 CEST on August 27, 2026.

Important information

Statements in this press release relating to future status and circumstances, including statements regarding future performance, growth and other projections as well as benefits of the Transaction, are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “will”, “expects”, “believes”, “intended” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual results may differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of Boliden AB. Any such forward-looking statements speak only as of the date on which they were made, and Boliden AB has no obligation (and undertakes no such obligation) to update or revise any of them, whether as a result of new information, future events or otherwise, except for in accordance with applicable laws and regulations.

The Nexa Resources group includes certain Peruvian subsidiaries. A sale of Boliden shares post-Closing may in certain circumstances be regarded as an “indirect transfer of Peruvian shares” under Peruvian income tax law.

In case a sale of Boliden shares was to qualify as an “indirect transfer of Peruvian shares”, any capital gain pertaining to the indirectly sold Peruvian shares may be subject to a 30% tax rate in Peru. The risk of Peruvian non-resident capital gains tax being triggered should be limited to shareholders with a larger shareholding in Boliden. Investors should consult their own tax advisors about the consequences of an acquisition, ownership, and disposition of their investment in Boliden, including the possibility that any tax consequences may differ from the description above.

Metals for generations to come

Boliden’s vision is to be the most climate-friendly and respected metal provider in the world. We are Europe’s producer of sustainable metals and, guided by our values care, courage and responsibility, we operate within exploration, mines, smelters and recycling. We are around 8,000 employees and have annual revenues of approximately SEK 90 billion. The share is listed in the Large Cap segment of NASDAQ Stockholm.

www.boliden.com

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This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Additional information about the Transaction

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Nexa or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of Nexa common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/ RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Boliden, and the solicitation/recommendation statement will be filed with the SEC by Nexa. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov.

Metals for generations to come

Boliden’s vision is to be the most climate-friendly and respected metal provider in the world. We are Europe’s producer of sustainable metals and, guided by our values care, courage and responsibility, we operate within exploration, mines, smelters and recycling. We are around 8,000 employees and have annual revenues of approximately SEK 90 billion. The share is listed in the Large Cap segment of NASDAQ Stockholm.

www.boliden.com